

Mail Stop 3561

February 5, 2016

Via E-mail
Mario Garnero
Chief Executive Officer
Garnero Group Acquisition Co.
Av Brig. Faria Lima 1485-19 Andar
Brasilinvest Plaza
Sao Paulo-SP, CEP 01452-002
Brazil

> **Re: Garnero Group Acquisition Co.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 27, 2016**
> **File No. 001-36482**

Dear Mr. Garnero:

We have reviewed your January 27, 2016 response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2016 letter.

General

1.   We note your response to prior comment 1. Please advise us what consideration you gave to revising the first risk factor on page 39 to address the possibility that Nasdaq could use the merger consideration in determining compliance with the 80% test.

Summary of the Material Terms of the Business Combination, page 1

2.   We note your response to prior comment 7. Please advise if the $30 million open market purchases and receipt of subscriptions for $50 million in a private placement are also conditions to GGAC's obligation to close the transaction.

Comparative per Share Data, page 28

3.   We note your revision in response to prior comment 13. Please also disclose that the net equity as of September 30, 2015 - book value amounts are in thousands.

GGAC's Board of Directors' Reasons for Approval of the Business Combination, page 61

4.   Please clarify the extent to which the board considered the significant and increasing losses that Grupo Colombo has experienced over its past two fiscal years. We refer you to prior comment 22.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro forma condensed Combined Balance Sheet

Note D, page 86

5.   You used the fair value of your shares on December 11, 2015 for the purpose of calculating the total consideration. Please tell us why you did not use a more recent fair value for your shares or revise your pro forma adjustment and related disclosures accordingly.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 89

6.   You added tabular disclosures in Notes 1 and 2 in response to prior comment 33. Please further revise to clarify how the tabular disclosure in Note 1 shows how the pro forma adjustments for operating expenses of $(3,602) and $6,216 on page 84 and $(515) and $1,554 on page 85 were computed. In addition, further revise Note 2 to include the pro forma adjustment for three months ended September 30, 2015 on page 85.

Compensation of the Executive Officers and Directors, page 111

7.   We note the executive compensation for your board of directors and executive officers on page 111. Please revise the table to comply with the requirements of Item 402(c) of Regulation S-K. For example, we note you provide executive compensation in the aggregate instead of on an individual basis.

Results of Operations for Years Ended December 31, 2014, 2013, and 2012, page 137

8.   We note that you attribute changes to multiple reasons throughout your results of operations. Please quantify the approximate proportion throughout your results of operations disclosure where you attribute material changes to multiple reasons. For example, you attribute the decrease of your selling, general and administrative expenses to the reduction of occupancy costs and reducing the average headcount.

Liquidity and Capital Resources, page 138

9.   We note your revised disclosure and response to prior comment 12. Please revise pages 21, 36 and where appropriate to disclose the "certain specific levels" or state, if true, that all relevant covenants for which waivers are granted are quantified on pages 140-142.

10.   Please revise to address the working capital loans discussed on page F-47 or advise.

Investment Plan, page 143

11.   We note your response to prior comment 52. Please revise your disclosure to discuss how your existing resources and operating income will be sufficient for your capital expenditure and investment plans and how you intend to meet your liquidity requirements for the next 12 months. In this regard, we note from your consolidated statements of cash flows on page FS-34 that you reported negative cash flows from the operating activities for the periods presented. Discuss what other resources would help you to meet your liquidity requirements for the next 12 months.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at (202) 551-3394 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters You may contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Jeffrey M. Gallant
        Graubard Miller